10028661

8-38717 BB 4/1

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
MAR 31 2010
WASH. DC

SEC FILE NUMBER
~~8-49748~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northgate Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14505 Torrey Chase Blvd., #400
(No. and Street)

Houston	Texas	77014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, Robert Yrshus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northgate Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V P

Title

Notary Public

KEVIN CHAP
Notary Public, State of Texas
My Commission Expires
June 16, 2013

NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHGATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2009

NORTHGATE SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Northgate Securities, Inc.

We have audited the accompanying statement of financial condition of Northgate Securities, Inc., as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Northgate Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred recurring losses. These losses raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 24, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

NORTHGATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 4,240
Receivable from broker-dealers and clearing organizations	39,648
Securities owned	2,368
Other assets	3,850
	$ 50,106

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 17,787
Accrued expenses and other liabilities	18,500
	36,287
Stockholders' equity	
Common stock	100
Additional paid-in capital	695,933
Retained earnings (deficit)	(682,214)
Total stockholders' equity	13,819
	$ 50,106

The accompanying notes are an integral part of these financial statements.

NORTHGATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Securities commissions	$ 43,823
Interest income	1,506
Other income	2,197
Unrealized gain on securities	78
	47,604
Expenses	
Compensation and benefits	8,961
Commissions and clearance paid to all other brokers	10,929
Communications	3,714
Occupancy and equipment costs	8,547
Regulatory fees and expenses	11,067
Other expenses	22,632
	65,850
Loss before income tax expense	(18,246)
Income tax expense	-0-
Net loss	$ (18,246)

The accompanying notes are an integral part of these financial statements.

NORTHGATE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2008	1,000,000	$ 100	$ 678,208	$ (663,968)	$ 14,340
Capital contribution			17,725		17,725
Net loss				(18,246)	(18,246)
Balances at December 31, 2009	1,000,000	$ 100	$ 695,933	$ (682,214)	$ 13,819

The accompanying notes are an integral part of these financial statements.

NORTHGATE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance at December 31, 2008	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2009	$	-0-

The accompanying notes are an integral part of these financial statements.

NORTHGATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (18,246)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(62)
Increase in other assets	(2,500)
Decrease in accounts payable	(2,219)
Increase in accrued expenses and other liabilities	8,324
Net cash provided (used) by operating activities	(14,703)
Cash flows from investing activities	
Purchase of securities held at market value	(2,368)
Net cash provided (used) by investing activities	(2,368)
Cash flows from financing activities	
Capital contributions	17,725
Net cash provided (used) by financing activities	17,725
Net increase (decrease) in cash	654
Cash at beginning of year	3,586
Cash at end of year	$ 4,240

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Northgate Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Vintage Holding Corp. ("Vintage") ("Parent"). Substantially all of the Company's business is conducted with customers located in the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in

Note 1 - Summary of Significant Accounting Policies, continued

conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009.

The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

See Note 10 for more information regarding the Company's evaluation of subsequent events.

Fair Value Measurements

Effective January 1, 2009, the Company adopted SFAS 157 (FASB ACS 820) *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles. FASB ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value

Note 1 - Summary of Significant Accounting Policies, continued

hierarchy. The fair value hierarchy ranks the quality and reliability of the used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of approximately $9,614 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was 3.77 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Capital Stock

The Company has the authority to issue 50,000,000 shares of $0.0001 par value common stock, of which 1,000,000 shares are issued and outstanding.

In addition, the Corporation shall also be authorized to issue 20,000 preferred shares without par value. The Corporation's Board of Directors shall have authority to divide such preferred shares into series; to set the stated value of each series; and to fix and determine the relative rights and preferences thereof, including the rate of dividends, the price and terms and conditions on which these preferred shares may be redeemed, the amount payable upon these preferred shares in the event of involuntary liquidation, the amount payable upon shares in the event of voluntary liquidation, sinking fund provisions for redemption or purchase of these preferred shares, the terms and conditions upon which these preferred shares may be converted if the shares of any series may be permitted to vary now or hereafter by the Texas Business Corporation Act.

Note 5 - Related Party Transaction

The Company paid Vintage $6,650 for rent for the year ended December 31, 2009.

Note 6 - Federal Income Taxes

The Company is included in the consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company's income is included in the consolidated income tax return of Vintage. The Company at December 31, 2009, has net operating losses of approximately $518,004, which would be carried forward to offset future taxable income. This net operating loss carryforward would expire as follows:

Year Ended December 31,	Amount
2017	$ 73,560
2018	115,009
2021	165,322
2022	33,192
2023	42,991
2025	59,407
2028	10,276
2029	18,246
	$ 518,004

Note 6 - Federal Income Taxes, continued

The tax benefit of $181,825 from the net operating loss carryforward of $518,004 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2008	Current Period Changes	Deferred Tax Asset December 31, 2009
Federal	$ 169,422	$ 12,403	$ 181,825
Valuation allowance	(169,422)	(12,403)	(181,825)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

FASB Interpretation No. 48 for Certain Nonpublic Entities, which permitted the Company to defer the implementation No. 48, "*Accounting for Uncertainty in Income taxes*" (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 7 - Pension Plan

The Company has a SAR-SEP pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. During the year ended December 31, 2009, the Company made no contributions to the plan.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue.

Note 10 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Company has reviewed events that have occurred after December 31, 2009, through March 24, 2010, the date the financial statements were available to be issued. During this period, the Company made a capital contribution in the amount of $3,560.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2009

Schedule I

NORTHGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 13,819
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	13,819
Deductions and/or charges:	
Non-allowable assets:	
Other assets	(3,850)
Net capital before haircuts on securities positions	9,969
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	(355)
Net capital	$ 9,614

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 17,787
Accrued expenses and other liabilities	18,500
Total aggregate indebtedness	$ 36,287

Schedule I (continued)

NORTHGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,420
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 4,614
Excess net capital at 1000%	$ 5,985
Ratio: Aggregate indebtedness to net capital	3.77 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital are as follows:

Net Capital per unaudited Focus II A	$ 18,614
Increase in Accrued expenses and other liabilities	(9,000)
Net Capital pert audited report	$ 9,614

Schedule II

NORTHGATE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Northgate Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Northgate Securities, Inc. Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
March 24, 2010

NORTHGATE SECURITIES, INC.

December 31, 2009

Report Pursuant to Rule 17a-5(d)